SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2010

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated October 20, 2010	A-1

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: October 21, 2010	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Chief Executive Officer

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

ANNOUNCEMENT

The unaudited financial data of the Group for the first three quarters of 2010 reflected:

•	Operating revenue reached RMB352.643 billion, up by 7.8% over the same period of last year

•	EBITDA of RMB177.805 billion, up by 6.0% over the same period of last year

•	Profit attributable to shareholders of RMB87.245 billion, up by 3.9% over the same period of last year

In accordance with the Company’s disclosure policy and to further enhance the transparency of the Group and timely provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group, the board of directors (the “Board”) of China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first three quarters of 2010.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data

	For the period from 1 January 2010 to 30 September 2010	For the period from 1 January 2009 to 30 September 2009	Increase
Operating Revenue (RMB)	352.643 billion	326.977 billion	7.8%
EBITDA (RMB)	177.805 billion	167.739 billion	6.0%
EBITDA Margin	50.4%	51.3%
Profit Attributable to Shareholders (RMB)	87.245 billion	83.935 billion	3.9%
Profit Attributable to Shareholders Margin	24.7%	25.7%

Operating Data

	As at 30 September 2010/ For the period from 1 January 2010 to 30 September 2010	As at 30 June 2010/ For the period from 1 January 2010 to 30 June 2010
Customer Base	569.76 million	554.04 million
Net Additional Customers for the relevant reporting period	47.47 million	31.76 million
Average Revenue per User per Month (ARPU) during the relevant reporting period (RMB/user/month)	72	72
Total Voice Usage Volume for the relevant reporting period (minutes)	2,546.8 billion	1,664.7 billion
Average Minutes of Usage per User per Month (MOU) during the relevant reporting period (minutes/user/month)	520	520
Average Revenue per Minute of Usage during the relevant reporting period (RMB)	0.138	0.138
Number of Value-Added Business Users	522.53 million	507.99 million
Number of MMS Users	161.54 million	155.34 million
Number of Wireless Music Users	458.64 million	447.15 million
SMS Usage Volume for the relevant reporting period (messages)	534.6 billion	353.0 billion
Number of Employees	157,706	153,098
Labor Productivity (customers/employee)	3,613	3,619

In the first three quarters of 2010, China’s macro-economy maintained a rapid growth and the relatively speedy economic growth provided positive momentum to the Group’s business development. However, the increasing penetration rates of mobile telecommunications and the changes in competition environment of the telecommunications industry have posed challenges to the Group. The Group has always adhered to rational competition. Leveraging on its sound management principles and effective operational approach, its advantage of integrated capabilities, the hard work made by our staff, proactive response to challenges, as well as the continuous innovations, the Group continued to maintain steady growth in its financial results. The Group’s operating revenue reached RMB352.643 billion, representing an increase of 7.8% compared to the same period of last year. EBITDA reached RMB177.805 billion, representing an increase of 6.0% compared to the same period of last year. Profit attributable to shareholders reached RMB87.245 billion, representing an increase of 3.9% compared to the same period of last year. Margin of profit attributable to shareholders maintained at a relatively high level of 24.7%.

The increasing penetration rate of mobile telecommunications, the changes in competition environment of the telecommunications industry and the innovation of business models brought about by technological advancement will gradually change China’s telecommunications industry. Despite the challenges it faced, the Group continued to sustain favourable business development in the first three quarters of 2010. As a result of the increasing penetration rate of mobile telecommunications and the changes in competition environment of the telecommunications industry, the Group’s customer growth showed signs of slowing down. Nevertheless, the Group continues its market leadership with the average monthly net additional customers for the first three quarters reaching 5.27 million. The Group’s customer base was 569.76 million as at 30 September 2010. Since new customers are mainly low-usage customers and due to the steady promotion of tariff adjustment, ARPU and average revenue per minute of usage continued to decline during the reporting period, whilst the voice usage volume maintained rapid growth. Total voice usage volume for the first three quarters of 2010 increased by 19.4% compared to the same period of last year. Value-added services business has become the major driving force of revenue growth. The revenue structure for value-added business was further optimized and key services such as mobile internet access and Wireless Music also achieved favourable growth. The growth in customer base, voice usage volume and value-added business resulted in an increase of 7.8% in operating revenue in the first three quarters. The Group will continue to increase its investments in sales channels, customer service, network optimization, support system and R&D in order to enhance the Group’s core competitiveness under the new competitive landscape. Furthermore, the Group will strive to maintain a stable profitability through adhering to its refined cost management and by leveraging economies of scale.

To meet new challenges and opportunities, the Group will consolidate advantages in economies of scale and enhance its core competitiveness, continue to follow its “Blue Ocean Strategy” and embrace innovation to sustain its favourable business development and financial growth in order to continuously create value for its shareholders.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors.

By Order of the Board China Mobile Limited Wang Jianzhou
Chairman

Hong Kong, 20 October 2010

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